Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

All Amounts in $US unless stated otherwise

GOLDCORP REPORTS THIRD QUARTER EARNINGS

VANCOUVER, BRITISH COLUMBIA, November 9, 2007 – GOLDCORP INC. (TSX: G, NYSE: GG) today reported adjusted net earnings of $82.3 million1, or $0.12 per share, for the quarter ended September 30, 2007.

Third Quarter 2007 Highlights:

•	Gold production increases 28% to 556,200 ounces[2]

•	Gold sales increase 29% to 537,200 ounces[2]

•	Realized gold price of $685 per ounce

•	Total cash costs of $140 per gold ounce[2,3], net of by-product credits

•	Strong margin growth to $545 per gold ounce on a by-product basis

•	Net earnings of $75.8 million or $0.10 per share

•	Operating cash flow of $208.6 million (before working capital adjustments)[4]

•	Dividends of $31.7 million paid during the quarter

•	Agreement to acquire 100% ownership of key Canadian gold mines

•	Reaffirms 2007 production guidance of 2.2 to 2.3 million ounces of gold at a total cash cost of $150 per ounce

“During the third quarter, Goldcorp grew gold production at much lower cash costs than industry averages,” said Kevin McArthur, President and Chief Executive Officer of Goldcorp.  “We enjoy the best gross margin in the senior space, enabling shareholders to participate fully in the continued strong market for gold.  Maintaining this margin advantage and growing production by over 50% in the next few years remains our primary focus.

“Our operational and corporate initiatives are bearing fruit in this year of consolidation and transition.    We have demonstrated quarter-over-quarter improvements, although these were somewhat diluted in the third quarter by storm-related power outages at Red Lake and a late concentrate shipment at Alumbrera. These effects are not expected in the fourth quarter and beyond.  In fact, planned completion of the Red Lake expansion and the start-up at commercial operations at Los Filos in Mexico will lay the groundwork for a strong 2008.”

Financial Review

Gold sales in the third quarter increased to 537,200 ounces at a total cash cost of $140 per ounce, compared with 421,400 ounces at a total cash cost of $84 per ounce in 2006.  On a co-product basis, total cash costs were $299 per ounce compared to $272 per ounce in 2006.  On both a by-product and co-product basis, Goldcorp remains the lowest cost, highest margin senior gold producer in the industry.  The average realized price per ounce of gold sold increased to $685 compared to $620 per ounce in the third quarter of 2006.

Adjusted net earnings totalled $82.3 million, or $0.12 per share.  At the 37.5%-owned Alumbrera mine, both gold and copper sales were significantly lower than production due to a concentrate shipment being delayed until the second week of October.  The Company estimates that the delay reduced third quarter earnings by $0.03 per share.  Operating cash flow before non-cash working capital adjustments was $208.6 million compared to $171.9 million in last year’s third quarter as higher production and realized metals prices more than offset increases in production costs.    Net earnings in the quarter were $75.8 million, prior to adjustments, compared to net earnings of $59.5 million in the third quarter of 2006.

On September 25, 2007, Goldcorp entered into an agreement with Kinross Gold Corporation to acquire Kinross’ 49% share of the Porcupine gold mine and its 32% share of the Musselwhite gold mine, both in Ontario, in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash. The transaction highlights Goldcorp’s continuing commitment to simplify its business and to focus on long-lived gold assets within the Company’s core operating districts. The transaction is expected to close in the fourth quarter of 2007. La Coipa results have been reclassified as discontinued operations, except for certain operational statistics and other information, where noted.

For the nine months ended September 30, 2007, gold sales increased to 1,614,900 ounces at a total cash cost of $151 per ounce, compared with 1,108,500 ounces at a total cash cost of negative $35 per ounce in 2006.  Adjusted for certain non-cash items, net earnings amounted to $260.5 million, or $0.37 per share. Gold production in the nine month period increased 50% to 1,653,700 ounces in 2007 compared with 1,105,400 ounces in the 2006 period.

Operations Review

Canada

Cash costs at Goldcorp’s Canadian mines and projects were impacted by the strengthening Canadian dollar and higher consumables and maintenance costs during the third quarter. Compared to the second quarter of 2007, the increased value of the Canadian dollar impacted cash costs by $13 per ounce at Red Lake, $24 per ounce at Musselwhite and $26 per ounce at Porcupine. The Canadian mines contributed approximately 45% of Goldcorp’s quarterly gold production.

Third quarter gold production at Red Lake mine increased 4% to 163,400 ounces compared to the 2006 quarter.  An 11% increase in ore grade was partially offset by a 7% throughput reduction brought on by storm-related power outages.  Upgrades to the ventilation system remain in progress that will remove current constraints on production.  Early in the fourth quarter, raise bore work was completed on what is the largest continuous air shaft in North America.  Reaching the surface from a depth of over 2,200 feet and measuring over 18 feet in diameter, the raise will enable a threefold increase in ventilation capacity. The entire Red Lake expansion project is slated for completion in the second quarter of 2008.

Goldcorp’s current 68% share of gold production at Musselwhite totalled 39,800 ounces at a cash cost of $490 per ounce.  Investments to replace aging mine equipment continued during the quarter, with upgrades expected to enhance productivity and efficiencies.

At Porcupine, Goldcorp’s current 51% share of gold production totalled 36,800 ounces at a cash cost of $483 per ounce.  Throughput at Porcupine was affected by a multi-week planned mill shutdown for upgrades and maintenance. The September 25 agreement that will result in full ownership of Musselwhite and Porcupine mines in Ontario is expected to close in the fourth quarter.

Mexico

The El Sauzal mine in Chihuahua state continued to anchor Goldcorp’s growing production profile in Mexico, producing 77,600 ounces of gold in the quarter at a cash cost of $117 per ounce.  San Dimas mine contributed an additional 44,400 ounces of gold production at a cash cost of $255 per ounce. The 25% increase in production at San Dimas from the prior quarter was driven by higher feed grade to the mill.  Goldcorp’s newest mine, Los Filos in Guerrero state, produced over 13,000 ounces of gold, the proceeds of which went to offset construction costs as the mine approaches commercial production, expected by the end of 2007.

Los Filos, comprised of two pits—Los Filos and El Bermejal, is expected to be the largest gold mine in Mexico in 2008.  Ore is being mined from the two pits at a rate of 50,000 tonnes per day. Ore placement at the run-of-mine heap leach pad is now averaging in excess of 1,000  gold ounces per day, and ramp-up of gold production is proceeding as expected.  Difficulties with an ore chute installation at Los Filos have delayed implementation of the crushing/stacking circuit, and the Company is evaluating options, including the possibility of moving to 100% run-of-mine operations.

Central and South America

Goldcorp’s 37.5% share of third quarter gold and copper production at Alumbrera mine in Argentina increased to 66,000 ounces and 40.8 million pounds respectively. Cash costs net of by-product copper sales revenue were negative $1,057 per ounce.  As mentioned above, gold and copper sales were significantly lower than production in the quarter due to the delay of a concentrate shipment to the second week in October.  Consequently, earnings resulting from this shipment have been delayed and will be booked in the fourth quarter.

The Marlin mine in Guatemala continued to demonstrate strong sequential improvement in its second year, with production increasing to 58,700 ounces of gold at total cash costs of $176 per ounce.  Ore production from underground mining continued to ramp up, averaging over 1,100 tonnes per day.  Construction of an additional leach tank designed to enhance silver recoveries is expected to come on line by the end of the fourth quarter.

Development Projects

Peñasquito

Construction and development activity at Goldcorp’s largest project remained on schedule during the third quarter.  Topsoil removal and pre-stripping activities commenced on the initial bench of the Peñasco pit.  A 120 tonne bulk sample was extracted from a 600 meter decline beneath the Peñasco outcrop, and a pilot plant run on the sample is now underway.  The Pabellon-Salaverna road, which provides new and improved access for equipment and materials deliveries, was opened to the public in September.  All towers and cable for the 400 kV power line have been installed, and the line is expected to be energized early in 2008.  The tenth water well in the Cedros Basin was completed, contributing to an excellent supply of water for the project.

Construction of the crusher installations, oxide conveyor, leach pad, Merrill Crowe facility and mill foundation are on schedule. The Company expects to produce the first gold ounces from heap leaching of oxides in 2008 and mill start-up in 2009.

Feasibility work continues on an option to increase mill throughput at Peñasquito from 100,000 tonnes per day under the current feasibility study to 130,000 tonnes per day.  The Company expects to provide further details in December, 2007.

Éléonore

Development and exploration progress at Éléonore continued, with four drill rigs in operation, Éléonore is located in a relatively unexplored area in Québec in what Goldcorp believes to be the core of one of the world’s most important new gold districts.

Four drill rigs remain active at Éléonore. Two rigs are drilling in the Roberto zone, a third is drilling under the south area and the fourth is drilling the north high grade shear zone extension. In-fill drilling of the Roberto zone continues in order to grow the NI 43-101 resource within the well-defined mineralized shell.  The Roberto Zone remains open along strike and at depth.  The recent discovery of a high grade shear zone, extending north of Roberto is expected to contribute significantly to future resource estimates, and the impact of this new discovery is being worked into feasibility planning efforts.

Construction of the air strip and access road is scheduled to begin in 2008.  Permitting and pre-feasibility work are ongoing, with a full feasibility study expected by the end of 2008.

Pueblo Viejo

Goldcorp’s 40% share of the Pueblo Viejo gold deposit in the Dominican Republic amounts to 7.2 million ounces of gold.  Barrick, the 60% owner and operator of the project, continued to make progress toward an updated feasibility study to determine potential development of the deposit. Discussions with the Dominican government continue on its relocation action plan as well as power and water treatment solutions. Discussions are ongoing with third parties for the supply of reliable, efficient power.  Work on the process flow sheet to recover zinc contained within the gold reserves is returning encouraging results and will be included in an updated feasibility study which envisages an initial 18,000 tpd operation.

Exploration

The Company advanced exploration efforts at its mines and projects with a majority of third quarter expenditures coming at the Peñasquito and Éléonore projects. Steady progress has been made in exploration programs throughout the year, including at Peñasquito, Éléonore, Red Lake, Musselwhite and Porcupine, and the Company will provide an update of these activities in early December. Based on overall success to date, it is expected that Goldcorp will more than replace proven and probable reserves mined throughout the year.

Sustainability

In September, Marigold, Dee and Daisy mines received the 2007 Governor’s Excellence in Mining Reclamation award from the Nevada Division of Minerals. This prestigious award recognizes the innovative reclamation and closure efforts underway at all three mines. In October, El Sauzal and San Dimas mines received Silver Helmet awards from the Mexican Mining Chamber—two of only four such awards given out in Mexico this year. The Silver Helmet is the highest award for safety given by the Mexican Mining Chamber. in Mexico for their outstanding safety records.  These awards and recognitions serve to underscore Goldcorp’s commitment to responsible operations.

For a full explanation of the third quarter results, please refer to the Management's Discussion and Analysis and Financial Statements on the Company's website, www.goldcorp.com.

A conference call will be held Friday, November 9th at 10:00 a.m. (PT) to discuss these results. Participants may join the call by dialing toll free 1-866-542-4236 or 416-641-6125 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until December 7th, 2007 by dialing 1-800-408-3053 or 416-695-5800 for calls outside Canada and the US. Passcode: 3237257. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

(1)
Adjusted net earnings are reported net earnings adding back the unrealized non-hedge derivative after tax loss of $5.0 million, net unrealized loss on securities after tax of $6.2 million  less foreign exchange gain on revaluation of future income tax liabilities of $2.6 million and a dilution gain of $2.1 million.  Adjusted net earnings is a non-GAAP measure,  the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(2)	Non-GAAP performance measure – includes the results of La Coipa, which for accounting purposes have been reclassified as discontinued operations.
(3)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(4)
Operating cash flow before working capital adjustments is a non-GAAP measure which the Company believes provides a better indicator of the Company's ability to generate cash flow from its mining operations. Cash provided by operating activities reported in accordance with GAAP was $189.0 million in the third quarter of 2007.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit	e-mail: info@goldcorp.com
Vice President, Investor Relations	website: www.goldcorp.com
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001

FINANCIAL TABLES FOLLOW

Consolidated Statements of Earnings

 (US dollars in millions, except for share and per share amounts – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Revenues	$524.0	$404.3	$1,527.0	$1,171.6
Operating expenses	218.2	158.4	667.8	411.8
Depreciation and depletion	113.2	70.8	321.9	184.6
Earnings from mine operations	192.6	175.1	537.3	575.2
Corporate administration (1)	25.8	20.0	91.4	48.4
Exploration	11.4	9.0	29.2	19.2
Earnings from operations	155.4	146.1	416.7	507.6
Other income (expense)
Interest and other income (expense)	0.9	5.3	11.4	14.6
Interest expense and finance fees	(8.4)	(14.0)	(34.9)	(27.0)
Equity income in subsidiary	0.6	-	-	-
Loss on foreign exchange	(6.3)	(10.2)	(52.5)	(11.5)
Non-hedge derivative loss	(17.5)	(20.7)	(52.7)	(32.4)
(Loss) gain on securities, net	(7.6)	(7.2)	1.5	(4.8)
Gain on sale of Peak and Amapari mines	-	-	40.2	-
Dilution gains	2.1	0.3	8.8	61.4
	(36.2)	(46.5)	(78.2)	0.3
Earnings from continuing operations before taxes and non-controlling interests	119.2	99.6	338.5	507.9
Income and mining taxes	(39.2)	(27.8)	(126.2)	(137.1)
Non-controlling interests	(9.7)	(9.4)	(33.5)	(25.6)
Net earnings from continuing operations	70.3	62.4	178.8	345.2
Net earnings (loss) from discontinued operations	5.5	(2.9)	24.8	(2.9)
Net earnings	$75.8	$59.5	$203.6	$342.3
(1)Stock option expense (a non-cash item) is included in Corporate administration	$8.1	$6.7	$33.0	$15.9

Earnings per share from continuing operations
Basic	$0.10	$0.15	$0.25	$0.91
Diluted	0.10	0.15	0.25	0.90

Earnings per share
Basic	$0.11	$0.14	$0.29	$0.90
Diluted	0.11	0.14	0.29	0.89

Weighted-average number of shares outstanding (in thousands)
Basic	704,620	418,180	704,089	380,421
Diluted	709,114	422,345	709,028	384,768

The accompanying notes form an integral part of these unaudited consolidated financial statements (available on www.goldcorp.com)

Consolidated Balance Sheets

 (US dollars in millions – Unaudited)

	September 30 2007	December 31 2006
Assets
Current
Cash and cash equivalents	$599.6	$526.3
Restricted cash	-	65.0
Marketable securities	28.7	14.9
Accounts receivable	124.7	65.0
Future income and mining taxes	12.1	18.0
Inventories and stockpiled ore	164.4	137.7
Other	14.2	13.7
Current assets of discontinued operations	40.4	42.8
	984.1	883.4
Mining interests	15,098.1	15,022.3
Goodwill	1,340.2	1,340.2
Silver interests	391.1	346.5
Stockpiled ore	59.9	75.7
Investments	219.6	134.0
Other	46.1	56.3
Non-current assets of discontinued operations	94.8	107.5
	$18,233.9	$17,965.9

Liabilities
Current
Accounts payable, accrued liabilities and other	$209.7	$212.3
Income and mining taxes payable	51.4	100.1
Current portion of long-term debt	28.6	135.0
Current derivative instrument liability	40.1	-
Current liabilities of discontinued operations	26.4	18.2
	356.2	465.6
Derivative instrument liability	6.6	6.1
Future income and mining taxes	3,522.0	3,576.5
Long-term debt	946.4	790.0
Reclamation and closure cost obligations	201.2	214.0
Income and mining taxes payable	17.9	19.6
Other	11.4	13.1
Non-current liabilities of discontinued operations	45.8	51.5
	5,107.5	5,136.4
Non-controlling interests	437.1	354.5

Shareholders’ Equity
Common shares, share purchase warrants, and stock options	11,874.8	11,825.8
Retained earnings	665.5	547.3

Accumulated other comprehensive income	149.0	101.9
	12,689.3	12,475.0
	$18,233.9	$17,965.9

The accompanying notes form an integral part of these unaudited consolidated financial statements (available on www.goldcorp.com)

Consolidated Statements of Cash Flows

 (US dollars in millions – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Operating Activities
Net earnings from continuing operations	$70.3	$62.4	$178.8	$345.2
Reclamation expenditures	(5.2)	(2.3)	(7.2)	(5.8)
Items not affecting cash
Depreciation and depletion	113.2	70.8	321.9	184.6
Non-hedge derivative loss	7.8	20.7	38.9	32.4
Loss (gain) on securities, net	7.6	7.2	(1.5)	4.8
Equity income in subsidiary	(0.6)	-	-	-
Stock option expense	8.1	6.7	33.0	15.9
Future income and mining taxes	(9.7)	(5.5)	(65.0)	(4.3)
Non-controlling interests	9.7	9.4	33.5	25.6
Dilution gains	(2.1)	(0.3)	(8.8)	(61.4)
Gain on sale of Peak and Amapari mines	-	-	(40.2)	-
Unrealized foreign exchange loss and other	9.5	2.8	54.2	11.0
Change in non-cash working capital	(19.6)	51.6	(116.5)	(14.9)
Cash provided by operating activities of continuing operations	189.0	223.5	421.1	533.1
Cash provided by operating activities of discontinued operations	11.5	7.3	45.2	(5.4)
Investing Activities
Mining interests	(256.2)	(120.9)	(620.6)	(286.4)
Acquisitions, net of cash acquired	-	12.0	-	(1,607.3)
Proceeds from disposition of mining interests, less cash	-	-	216.9	-
Silver purchase arrangements	-	-	(57.7)	(285.3)
Purchase of investments	(14.7)	(21.2)	(25.3)	(62.6)
Proceeds from sale of marketable securities	-	1.6	21.1	7.7
Restricted cash received	-	-	65.0	-
Other	(0.3)	(1.1)	6.6	(4.8)
Cash used in investing activities of continuing operations	(271.2)	(129.6)	(394.0)	(2,238.7)
Cash used in investing activities of discontinued operations	(1.4)	(1.2)	(2.8)	(1.6)
Financing Activities
Long-term debt borrowings	476.0	-	1,216.0	1,425.0
Long-term debt repayments	(41.0)	-	(1,166.0)	(575.0)
Debt issue costs	-	(0.2)	-	(3.0)
Common shares issued, net	13.0	7.8	20.6	513.9
Shares issued by subsidiaries to non-controlling interests	1.2	(1.1)	27.6	174.1
Dividends paid to common shareholders	(31.7)	(18.8)	(95.0)	(51.6)
Cash provided by (used in) financing activities	417.5	(12.3)	3.2	1,483.4
	-	(0.5)	0.6	1.6
Increase (decrease) in cash and cash equivalents	345.4	87.2	73.3	(227.6)
Cash and cash equivalents, beginning of period	254.2	247.4	526.3	562.2
Cash and cash equivalents, end of period	$599.6	$334.6	$599.6	$334.6

The accompanying notes form an integral part of these unaudited consolidated financial statements (available on www.goldcorp.com)

Consolidated Statements of Shareholders’ Equity

(US dollars in millions, shares in thousands – Unaudited)

	Common Shares					Accumulated
	Shares	Amount	Share Purchase Warrants	Stock Options	Retained Earnings	Other Compre- hensive Income (note 3,4)	Total

At January 1, 2006	339,642	$2,322.5	$286.8	$44.5	$218.1	$101.9	$2,973.8
Issued pursuant to acquisition of Glamis Gold Ltd. (note 6)	283,578	8,140.4	-	82.1	-	-	8,222.5
Issued pursuant to acquisition of Virginia Gold Mines Inc	19,310	398.3	3.6	-	-	-	401.9
Stock options exercised/ cancelled and restricted share units issued	6,523	96.4	-	(24.9)	-	-	71.5
Share purchase warrants exercised	54,472	748.5	(287.2)	-	-	-	461.3
Fair value of new warrants issued	-	(38.9)	38.9	-	-	-	-
Fair value of stock options issued and vested, and restricted share units issued and vested	-	-	-	18.5	-	-	18.5
Share issue costs	-	(3.7)	-	-	-	-	(3.7)
Dividends declared	-	-	-	-	(79.1)	-	(79.1)
Net earnings	-	-	-	-	408.3	-	408.3
At December 31, 2006	703,525	$11,663.5	$42.1	$120.2	$547.3	$101.9	$12,475.0
Change in accounting policy (note 3)	-	-	-	-	9.6	42.2	51.8
At January 1, 2007 as adjusted	703,525	$11,663.5	$42.1	$120.2	$556.9	$144.1	$12,526.8
Stock options exercised and restricted share units issued	1,789	36.4	-	(12.7)	-	-	23.7
Share purchase warrants exercised	14	0.2	(0.1)	-	-	-	0.1
Fair value of stock options issued and vested, and restricted share units issued and vested	-	-	-	25.2	-	-	25.2
Dividends declared	-	-	-	-	(95.0)	-	(95.0)
Net earnings	-	-	-	-	203.6	-	203.6
Other comprehensive income	-	-	-	-	-	4.9	4.9
At September 30, 2007	705,328	$11,700.1	$42.0	$132.7	$665.5	$149.0	$12,689.3

Consolidated Statements of Comprehensive Income

(US dollars in millions – Unaudited)

	Three Months Ended	Nine Months Ended
	September 30, 2007
Net earnings	$75.8	$203.6
Other comprehensive income:
Gain (loss) on available-for-sale securities, net of tax recovery of $4.1 million – three months ended ($nil– nine months ended) (note 4)	(10.8)	20.2
Reclassification adjustment for gains and losses included in net income (net of tax $2.3 million) (note 4)	-	(11.5)
Non-controlling interest	2.9	(3.8)
	(7.9)	4.9
Comprehensive income	$67.9	$208.5

The accompanying notes form an integral part of these unaudited consolidated financial statements (available on www.goldcorp.com)